HARPETH SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2023

HARPETH SECURITIES, LLC

TABLE OF CONTENTS

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SEC FILE NUMBER
8-53113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harpeth Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3100 West End Ave., Suite 710
(No. and Street)

Nashville	TN	37203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Decker	(615) 296-9845	chris@harpethcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

222 2nd Avenue South	Nashville	TN	37203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles W Byrge II, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harpeth Securities, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANDRAE C. BYNUM STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

Signature: Charles W Byrge

Title: Managing Member

Notary Public exp 07/07/2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Member
Harpeth Securities, LLC
Nashville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harpeth Securities, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

We have served as the Company's auditor since 2017.

Nashville, Tennessee
February 21, 2024

HARPETH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

Assets

Cash and cash equivalents	$	76,500
Deposit		5,404
Total assets	$	81,904

Liabilities and Member's Equity

Accrued expenses	$	15,000
Accounts payable		1,550
Total liabilities		16,550
Member's equity		65,354
Total liabilities and member's equity	$	81,904

See accompanying notes.

HARPETH SECURITIES, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023

Revenues:	$ 162,636
Expenses:	
Compensation	145,050
Regulatory Fine	35,000
Regulatory fees and other	5,704
Legal and professional	18,544
Total Expenses	204,298
Net Loss	$ (41,662)

See accompanying notes.

HARPETH SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2023

	Member Contributions	Accumulated Earnings	Total Member's Equity
Balances at December 31, 2022	$ 30,095	$ 76,921	$ 107,016
Net Loss	-	(41,662)	(41,662)
Balances at December 31, 2023	$ 30,095	$ 35,259	$ 65,354

See accompanying notes.

HARPETH SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net Loss	$	(41,662)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		8,234
Accounts payable and accrued expenses		977
Deposit		(5,099)
Net cash provided by operating activities		(37,550)
Net decrease in cash and cash equivalents		(37,550)
Cash and cash equivalents, beginning of year		114,050
Cash and cash equivalents, end of year	$	76,500

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Harpeth Securities, LLC (the "Company") was formed effective June 28, 2000 to operate as a broker-dealer in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority ("FINRA"). It operates as a Tennessee limited liability company (LLC), and its sole member is Harpeth Capital, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. At times during the year ended December 31, 2023, the Company maintained cash deposits which may have exceeded federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risks related to cash.

Revenue Recognition

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include advisory fees and success fees. Advisory fees are generally fixed and charged on a month-to-month basis, recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Income taxes

The Company is treated as a partnership for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the returns of its member and taxed depending on its tax situation. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

The Company follows Financial Accounting Standards Board Accounting Standards Codification guidance related to unrecognized tax benefits. The guidance clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements. This guidance prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has no tax penalties or interest reported in the accompanying financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company evaluated subsequent events through February XX, 2024, when these financial statements were available to be issued.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2023.

NOTE 4– RELATED PARTY TRANSACTIONS

Harpeth Capital, LLC provides personnel, office facilities, and equipment to the Company under an expense agreement extending for a term of one year ending March 31, 2024. The agreement is renewable every year upon mutual agreement of both parties. Regulatory fees and other expenses totaled $5,704 for the year ended December 31, 2023. Substantially different results could occur if the Company operated independently.

Compensation expense, when incurred, reflects amounts paid for services rendered by employees of Harpeth Capital, LLC. Compensation expense paid to Harpeth Capital, LLC totaled $145,050 during 2023.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $65,354 which was $60,354 in excess of its required net capital of $5,000.

NOTE 6 – REGULATORY FINE

During 2022 FINRA conducted an examination of the Company and on May 19, 2023, assessed a $35,000 fine for failure to establish written policies and procedures and a supervisory system reasonably designed to achieve required compliance. The Company established the required written polices and supervisory procedures, and the fine, which was paid in July of 2023, is included on the statement of operations for the year ended December 31, 2023.

SUPPLEMENTARY INFORMATION

HARPETH SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2023

Schedule I

Computation of basic net capital requirement:

Total member's equity	$	65,354
Total nonallowable assets		0
Net capital, agrees with amount reported in Part IIA of Form X-17a-5 unaudited FOCUS report	$	65,354
Minimum net capital requirement (6 2/3% of indebtedness)	$	1,103
Minimum dollar net capital requirement of reporting broker	$	5,000
Greater of above amounts	$	5,000
Excess net capital	$	60,354
Net capital less 120% of minimum dollar net capital requirement	$	59,354

HARPETH SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2023

The Company has claimed an exemption from Rule 15c3-3. See Exemption Report herein. As the Company is exempt from Rule 15c3-3, the Company does not have possession of control requirements under Rule 15c3-3.

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Member
Harpeth Securities, LLC
Nashville, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harpeth Securities, LLC (the "Company") identified that it is considered a Non-Covered Firm exempt from provisions of 17 C.F.R. Section 15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing private placement services, and (2) the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception. The Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
February 21, 2024

HARPETH SECURITIES, LLC

EXEMPTION REPORT

December 31, 2023

Exemption Report

Harpeth Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.FR §240.17a-5, 'Reports to be made by certain brokers and dealers'). This Exemption Report was prepared as required by 17 C.FR §240.1 7a-5 (d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. As set forth in the Company's Membership Agreement, the Company is considered a "Non-Covered Firm" not subject to (i.e., exemption from) 17 C.FR §240.15c3-3 and is filing an Exemption Report in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued to SEC staff. The Company limits its business activities exclusively to providing investment banking services involving the private placements of securities and mergers and acquisition advisory services.

2. The Company did not (1) directly or indirectly receive, hold or otherwise owe funds or securities to or for customers, (2) carry accounts of or for customers, or (3) carry PAB accounts (as defined by Rule 15c3-3), for the period from January 01, 2023 through December 31, 2023, without exception.

Signed,

Charles W Byrge

Charles W Byrge
CEO
Harpeth Securities, LLC

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member
Harpeth Securities, LLC
Nashville, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of Harpeth Securities (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Nashville, Tennessee
February 21, 2024

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2023
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Harpeth Securities, LLC
3100 West End Ave STE 710
Nashville, TN 37203

CRD#109821

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Chris Decker (404)596-3652

2. A. General Assessment (item 2e from page 2) $244
   B. Less payment made with SIPC-6 filed (exclude interest) (243)
   9/1/2023
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $1
   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
   Total (must be same as F above) $
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harpeth Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Director
(Title)

Dated the 09 day of January, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2023
and ending 12/31/2023

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $162,637

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $162,637

2e. General Assessment @ .0015 $244

(to page 1, line 2.A.)